Exhibit 4.11

THE BRITISH ENERGY GROUP PLC

LONG TERM DEFERRED BONUS PLAN

Date adopted by the Company: 28 November 2004

THE BRITISH ENERGY GROUP PLC LONG TERM DEFERRED BONUS PLAN

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Plan, unless the context otherwise requires:

“Award” means an award of shares in the Company in the manner determined by the Remuneration Committee under Rule 2.2;

“Award Date” means the date on which an Award has been granted to a Participant under the Plan;

“the Board” means the board of directors of the Company or a committee appointed by the board of directors of the Company;

“the Company” means British Energy Group plc (registered in Scotland with registered number SC270184);

“Deferred Shares” means the number of shares in the Company subject to an Award;

“Equity Market Capitalisation Target” in relation to a Financial Year means the target set by the Remuneration Committee for the equity market capitalisation of British Energy Group before the impact of NLF converting the NLF Cash Sweep Payment into shares averaged over the final 90 business days of the Financial Year;

“Executive Team” means the Company’s Chief Executive, Finance Director, Chief Nuclear Officer, Trading Director, Human Resources Director, Company Secretary and Technical Director;

“Financial Year” means a financial year of the Company within the meaning of section 742 of the Companies Act 1985;

“Independent Non-Executive Directors” means those directors of the Company who are identified as independent non-executive directors for the purposes of the Company’s annual report;

“the London Stock Exchange” means London Stock Exchange plc;

“Model Code” means the model code on directors’ dealings in securities as set out in the Listing Rules published by the UKLA;

“Participant” means a person who holds an Award granted under the Plan;

“Participating Company” means the Company or any Subsidiary;

“Performance Conditions” means the conditions set by the Remuneration Committee for any Financial Year;

“the Plan” means The British Energy Group plc Long Term Deferred Bonus Plan as set out in these rules but subject to any alterations or additions made under Rule 8 below;

“Release Dates” means the dates on which Deferred Shares become capable of release in accordance with Rule 4.1 below;

“the Remuneration Committee” means the committee established by the Company as the remuneration committee of the board of directors of the Company;

“Subsidiary” means a body corporate which is a subsidiary of the Company (within the meaning of section 736 of the Companies Act 1985);

“Three Year Cycle” means each of the three Financial Years beginning on 1 April 2005, 1 April 2008 and 1 April 2011;

“the Trust” means the British Energy Employee Share Trust established by deed on 17 June 1996 or any other employees’ trust established by the Company for this purpose;

“the Trustees” means the trustee or trustees for the time being of the Trust;

“UKLA” means the United Kingdom Listing Authority.

1.2	Any reference in the Plan to any enactment includes a reference to that enactment as from time to time modified extended or re-enacted.

2.	GRANT OF AWARDS

2.1	Selection to participate in the Plan

The Remuneration Committee shall invite the Executive Team and such other employees of a Participating Company as it shall select to participate in the Plan on the following terms:

2.1.1	the Performance Conditions which the Remuneration Committee has set for an employee for a Financial Year shall be notified to that employee when invited to participate (and details of the Performance Conditions for each of the Financial Years in the first Three Year Cycle are set out in the Appendix to these Rules); and

2.1.2	the Executive Team must, as a condition of participating in the Plan, agree not to participate in any other employee share scheme operated by the Company or cash based bonus scheme (other than Inland Revenue approved employee share schemes that are required by law to be open to all UK employees). All participants in the Plan will not participate in the British Energy Group Plc Executive Share Option Plan.

2.2	Award grant

Following the end of the Financial Year to the extent that the Performance Conditions for that Financial Year have been satisfied, the Remuneration Committee may, subject to Rules 2.3 and 2.4 below, grant an Award to that employee, provided either:

2.2.1	the employee is still an employee of a Participating Company on the date of grant; or

2.2.2	Rule 2.9 is satisfied.

2.3	Type of Award

The Remuneration Committee shall determine the form in which the Award is made and its full terms. In particular, the Award may take the form of any one or more of the following, provided that the terms of the Award are consistent with the Plan:

2.3.1	a promise to receive Deferred Shares at a future date at no cost;

2.3.2	an option to acquire Deferred Shares exercisable for a nil or a nominal consideration;

2.3.3	an immediate award of Deferred Shares, subject to forfeiture if certain specified conditions are not met;

2.3.4	such other form of equity award which the Remuneration Committee considers has substantially the same economic effect.

2.4	Timing of grant

An Award may only be granted under the Plan:

2.4.1	within the period of 6 weeks beginning with the business day immediately following the date on which the Company announces its results for the relevant Financial Year; or

2.4.2	at any other time when the circumstances are considered by the Remuneration Committee to be sufficiently exceptional to justify the grant of an Award; and

2.4.3	within the period of 10 years beginning with the date on which the Plan is adopted by the Company.

2.5	Number of shares

In determining the number of shares which will be the subject of an Award, the Remuneration Committee shall convert the monetary amount of the Award determined by the Performance Conditions into a number based on the average of the middle market quotations of shares in the Company for each of the last 60 business days prior to the Award Date.

2.6	Approvals and consents

The grant of any Award under the Plan shall be subject to obtaining any approval or consent required under the document “The Listing Rules” published by the UKLA (including the Model Code), of The City Code on Takeovers and Mergers, or of any regulation or enactment.

2.7	Non-transferability and bankruptcy

An Award granted under the Plan to any person shall not, except in the case of death as provided in Rule 4.2 below, be capable of being transferred by him and shall lapse immediately if he is adjudged bankrupt.

2.8	Individual limit on shares placed under Award

The Appendix to these Rules contains an individual limit for awards relating to Financial Years in the first Three Year Cycle.

2.9	Cessation of employment before Award Date

In the case of an employee who has been notified of Performance Conditions for a Financial Year and has ceased to be a director or employee of a Participating Company prior to the relevant Award Date, then if he so ceased:

2.9.1	by reason of injury, disability, death; or

2.9.2	by reason of retirement on reaching the age at which he is bound to retire in accordance with the terms of his contract; or

2.9.3	by reason only that his office or employment is in a company which ceases to be a Participating Company, or relates to a business or part of a business which is transferred to a person who is not a Participating Company;

then, once the Independent Non-Executive Directors have determined, on the basis of the results for the relevant Financial Year, to what extent the Performance Conditions have been met, the Independent Non-Executive Directors shall have a discretion whether or not to grant an Award to such a person in respect of that Financial Year. If the Independent Non-Executive Directors exercise their discretion to grant an Award, then, unless the Remuneration Committee otherwise decide, the number of Deferred Shares shall be reduced by such proportion as the proportion from the date of cessation of employment to the end of the Financial Year bears to the whole of the Financial Year, but any Deferred Shares shall be capable of release immediately on the Award Date.

3.	ISSUE OF SHARES AND PLAN LIMITS

3.1	Method of satisfying Awards

Subject to Rules 3.3 to 3.5 below, the Company may:

3.1.1	grant to the Trustees an option to subscribe for shares in the Company;

3.1.2	issue shares in the Company to the Trustees;

and shall not fund the Trustees to acquire shares in the Company other than by way of subscription.

3.2	Subscription by the Trustees: subscription price

The Board shall determine the price at which shares may be acquired by the Trustees under Rule 3.1 before the grant of the relevant option or, in the case of shares issued otherwise than in pursuance of an option, before the issue of those shares.

3.3	5 per cent. in 10 year limit

No Awards shall be granted, or shares issued otherwise than pursuant to an Award, under the Plan in any year which would, at the time of the grant or issue, cause the number of shares in the Company:

3.3.1	which shall have been or may be issued in pursuance of awards or options granted in the period of 10 calendar years ending with that year, or

3.3.2	which shall have been issued in that period otherwise than in pursuance of awards or options,

under the Plan, the British Energy Group plc Interim Deferred Bonus Plan 2005 or under any executive share scheme adopted by the Company to exceed such number as represents 5 per cent of the ordinary share capital of the Company in issue at that time.

3.4	10 per cent. in 10 year limit

No Awards shall be granted, or shares issued otherwise than pursuant to an Award, under the Plan in any year which would, at the time of the grant or issue, cause the number of shares in the Company:

3.4.1	which shall have been or may be issued in pursuance of awards or options granted in the period of 10 calendar years ending with that year, or

3.4.2	which shall have been issued in that period otherwise than in pursuance of awards or options,

under the Plan, the British Energy Group plc Interim Deferred Bonus Plan 2005 or under any other employees’ share scheme adopted by the Company to exceed such number as represents 10 per cent of the ordinary share capital of the Company in issue at that time.

3.5	Release or lapse of Awards

Where any Award is released or lapses, the shares concerned will be ignored when calculating the limits in Rules 3.3 and 3.4.

4.	VESTING OF AWARDS

4.1	Vesting timetable

Subject to Rule 2.9 above and to Rule 4.2 and Rule 5 below, an Award shall vest, and Deferred Shares shall then become capable of release, as follows:

4.1.1	one-third of the number of Deferred Shares originally subject to an Award on its Award Date,

4.1.2	a further one-third of the number of Deferred Shares originally subject to an Award on the first anniversary of the Award Date, and

4.1.3	the final one-third of the number of Deferred Shares originally subject to an Award on the second anniversary of the Award Date

PROVIDED THAT

(a)	if a Participant is a director or employee of a Participating Company but is under formal disciplinary action or investigation at the time at which an Award would otherwise vest, the vesting and release of the Deferred Shares shall not take place at that time, but after the disciplinary action or investigation is completed the Remuneration Committee shall determine whether the Award shall lapse or whether the vesting and release of the Deferred Shares may take place, and if so, on what terms;

(b)	in the case of Awards for Financial Years in the second or third Three Year Cycle, the Remuneration Committee may determine before it grants such Awards that the Awards shall vest, and Deferred Shares shall then become capable of release, on a different basis to that set out in Rules 4.1.1 to 4.1.3 above;

(c)	if the date on which an Award would vest and Deferred Shares would become capable of release would fall within a prohibited period under the Model Code, the date shall be deferred until the first business day after such prohibited period ends; and

(d)	if the Remuneration Committee makes any adjustments to the number of Deferred Shares to reflect a variation of capital pursuant to Rule 6 below, it shall make a corresponding adjustment to the number of Deferred Shares treated as being originally subject to an Award for the purposes of this Rule.

4.2	Cessation of employment

If a Participant ceases to be a director or employee of a Participating Company before the vesting of Deferred Shares, the following provisions apply in relation to any Award granted to him under the Plan:

4.2.1	if he so ceases:

(a)	by reason of injury, disability, death,

(b)	by reason of retirement on reaching the age at which he is bound to retire in accordance with the terms of his contract of employment, or

(c)	by reason only that his office or employment is in a company which ceases to be a Participating Company, or relates to a business or part of a business which is transferred to a person who is not a Participating Company, the Remuneration Committee has an absolute discretion whether or not to release Deferred Shares which have not already vested (and, if the Award takes the form of an option, whether or not the option shall become exercisable), and shall exercise such discretion as soon as reasonably practicable after the date of his so ceasing;

4.2.2	if he so ceases by reason of resignation and he is not under formal disciplinary action or investigation at the time of his resignation, the Independent Non-Executive Directors may, if they so decide, permit that some or all of the Deferred Shares which have not already vested shall be released within six months after the date of his so ceasing, but otherwise the Award shall lapse;

4.2.3	if he so ceases for any other reason, the Award shall lapse.

For the avoidance of doubt, the cessation of employment of a Participant shall not revoke the vesting of any part of an Award which has already vested nor shall it prevent the release of shares in respect of any part of an Award which has already vested (provided that, if the Award takes the form of an option, the option must be exercised, if at all, within six months after the date of his so ceasing).

4.3	Dividends

The number of Deferred Shares shall be increased by the Remuneration Committee by such number as the Remuneration Committee determines is appropriate to take account of any dividends paid on the number of shares in the Company which comprised the Deferred Shares from the date of the Award to the date of release and assuming such dividends were reinvested in shares in the Company.

4.4	Final date for exercise of Awards structured as options

If an Award takes the form of an option, it shall not be capable of exercise after the tenth anniversary of the Award Date.

4.5	Meaning of cessation of employment

A Participant shall not be treated for the purposes of Rule 4.2 as ceasing to be a director or employee of a Participating Company until such time as he is no longer a director or employee of any of the Participating Companies, and a female Participant who ceases to be such a director or employee by reason of pregnancy or confinement and who exercises her right to return to work under the Employment Rights Act 1996 before Deferred Shares are transferred or released under the Plan shall be treated for those purposes as not having ceased to be such a director or employee.

4.6	Approvals and consents

The transfer of any shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.6 above.

4.7	Tax liabilities

In a case where a Participating Company is obliged (in any jurisdiction) to account for any tax for which a person who becomes entitled to have Deferred Shares released to him is liable and/or for any social security or similar contributions recoverable from that person (together, the “Tax Liability”), the Company shall, unless it has (or a Participating Company has) received on or prior to the date of transfer of Deferred Shares payment from that person of an amount not less than the Tax Liability, not be obliged to transfer or release the shares unless that person has given irrevocable instructions to the Company’s brokers for (i) the sale of sufficient shares to realise the Tax Liability and (ii) the payment of such amount to the Company (or, as the case may be, to the relevant Participating Company).

5.	TAKEOVERS AND OTHER CORPORATE EVENTS

5.1	Change of control, scheme of arrangement and winding up

In the event that:

5.1.1	any person obtains control of the Company (within the meaning of section 719 of the Income Tax (Earnings and Pensions) Act 2003) as a result of making a general offer to acquire shares in the Company, or having obtained such control makes such an offer, or

5.1.2	under section 425 of the Companies Act 1985 the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, or

5.1.3	the Company passes a resolution for voluntary winding up, or

5.1.4	an order is made for the compulsory winding up of the Company,

the Remuneration Committee shall within 7 days of becoming aware of the relevant event notify every Participant of that event and all Deferred Shares shall, subject to Rule 5.5 below, become capable of release thereupon, but to the extent that Deferred Shares are not released (or in the case of an option, the option is not exercised) within one month of such notification, the Awards shall lapse.

5.2	Change of control before Award Date

If an employee has been notified of Performance Conditions for a Financial Year and before the relevant Award Date an event referred to in Rule 5.1 occurs:

5.2.1

the Remuneration Committee may make an Award in respect of that Financial Year to that employee of Deferred Shares, all of which may be released immediately (and to the extent that the Deferred Shares are not released, or in the case of an option the option is not exercised, within one month of the event occurring, the Award shall lapse) PROVIDED THAT the Equity Market Capitalisation Target for that Financial Year has been met, with the equity market capitalisation of the Company based on the offer price being compared to the Equity Market Capitalisation Target (subject to a discretion on the part of the Remuneration Committee to adjust the Equity Market Capitalisation Target if it so determines to reflect the benefit to shareholders of the early release of funds);

5.2.2	the Remuneration Committee shall have a discretion to reduce the number of Deferred Shares by such proportion as the proportion from the date of the event referred to in Rule 5.1 above to the end of the Financial Year bears to the whole of that Financial Year.

5.3	Change of control prior to notification of Performance Conditions

If an employee is a Participant, or has been notified of Performance Conditions for a Financial Year in a Three Year Cycle and before all the Financial Years of that Three Year Cycle have ended an event referred to in Rule 5.1 occurs:

5.3.1	the Remuneration Committee may make Awards to the employee in respect of the subsequent Financial Years of that Three Year Cycle;

5.3.2	in determining the number of Deferred Shares subject to an Award, the Remuneration Committee shall determine this in the light of the equity market capitalisation of the Company based on the offer price being compared to the Equity Market Capitalisation Target either for the Financial Year in which the event occurs or for the last Financial Year of the Three Year Cycle;

5.3.3	the Remuneration Committee shall have a discretion to reduce the number of Deferred Shares as it considers appropriate to take account of the making of the Award before the normal date; and

5.3.4	if an Award is made pursuant to this Rule, all the Deferred Shares shall be capable of being released immediately (and to the extent that Deferred Shares are not released, or in the case of an option the option is not exercised, within one month of the making of such Award, the Award shall lapse).

5.4	Meaning of change of control

For the purposes of Rule 5.1 above, a person shall be deemed to have obtained control of the Company if he and others acting in concert with him have together obtained control of it.

5.5	Internal reorganisations

In the event that:

5.5.1	an offer (as referred to in Rule 5.1) is made or a compromise or arrangement (as referred to in Rule 5.1) is proposed which, if accepted or approved by the Court (as the case may be), will result in the Company being controlled by a new company;

5.5.2	at least 75% of the shares in the new company will be held by persons who immediately before the offer or proposal was made were shareholders in the Company; and

5.5.3	before Awards vest under Rule 5.1, an offer is made to Participants to release their Awards in consideration of the grant of equivalent new Awards the old Awards shall not vest under Rule 5.1 and, if the offer to release the old Awards in consideration for the grant of new Awards is not accepted within the period specified in such offer by the Participant in respect of any old Award, that old Award shall lapse on the expiry of that period.

6.	VARIATION OF CAPITAL

6.1	Variation of capital: adjustments to awards

Subject to Rule 6.3 below, in the event of any increase or variation of the share capital of the Company or a demerger, special dividend or other similar event (whenever effected), the Remuneration Committee may make such adjustments as they consider appropriate to the number of Deferred Shares (and, if the Award takes the form of an option, the amount, if any, payable on exercise of such option).

6.2	Notification to Participants of adjustments to Awards

As soon as reasonably practicable after making any adjustment under Rule 6.1 above, the Company shall give notice in writing of the adjustment to any Participant affected by it.

6.3	Nuclear Liabilities Fund Limited Conversion

The exercise by the Nuclear Liabilities Fund Limited of its right to convert all or part of the annual payment to be made to it pursuant to the terms of the contribution agreement into convertible ordinary shares in the Company or the conversion of such convertible ordinary shares shall not be grounds for making an adjustment under Rule 6.1.

7.	SHAREHOLDING REQUIREMENT

7.1	Guidelines

The Remuneration Committee shall set guidelines to require the Executive Team to hold shares in the Company. For a Participant who is a director of the Company, this will require him to hold shares equal in value to 50 per cent of his gross salary by such date as the Remuneration Committee shall determine.

7.2	Shares which are “held”

For the purposes of Rule 7.1, shares beneficially owned by the Participant, his immediate family or family trusts, or shares subject to an Award which takes the form of an option where the option is capable of exercise following release, shall be treated as being held by a Participant.

8.	ALTERATIONS

8.1	General rule on alterations

Subject to Rule 8.2 below, the Remuneration Committee may at any time alter or add to all or any of the provisions of the Plan, or the terms of any Award granted under it, in any respect.

8.2	Shareholder approval

Subject to Rule 8.3 below, no alteration to the advantage of Participants shall be made to the provisions concerning:

8.2.1	eligibility;

8.2.2	the individual limit on participation;

8.2.3	the overall limits on the issue of shares or the transfer of treasury shares under this Plan;

8.2.4	the basis for determining how many shares Participants receive; and

8.2.5	the adjustments that may be made following a variation of capital without the prior approval by ordinary resolution of the members of the Company in general meeting.

8.3	Minor alterations

Rule 8.2 above shall not apply to any minor alteration to benefit the administration of the Plan to take account of a change in legislation or to obtain or to maintain favourable tax, exchange controls or regulatory treatment for Participants, any Participating Company or the Trustees.

8.4	Participant consent

No alteration or addition to the disadvantage of any existing rights of a Participant shall be made under Rule 8.1 above unless:

8.4.1	the Company shall have invited every such Participant to give an indication as to whether or not he approves the alteration or addition, and

8.4.2	the alteration or addition is approved by a majority of those Participants who have given such an indication.

8.5	Notification of alteration or addition

As soon as reasonably practicable after making any alteration or addition under Rule 8.1 above, the Company shall give notice of it to any Participant affected by it.

9.	MISCELLANEOUS

9.1	Employment

The rights and obligations of any individual under the terms of his office or employment with any Participating Company shall not be affected by his participation in the Plan or any right which he may have to participate in the Plan. An individual who participates in the Plan shall waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under any Award under the Plan as a result of such termination.

9.2	Disputes

In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or related to the Plan, the decision of the Remuneration Committee shall be final and binding upon all persons.

9.3	Financial assistance

The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153(4) of the Companies Act 1985 and, where applicable, section 154 of that Act.

9.4	Notices

Any notice or other communication under or in connection with the Plan may be given by either:

9.4.1	personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment;

9.4.2	in an electronic communication to their usual business address or such other address for the time being notified for the purpose to the person giving the notice; or

9.4.3	by such other method as the Remuneration Committee determines.

9.5	Third parties

No third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan.

9.6	Governing law

The rules of the Plan and the rights and obligations of any individual under the Plan shall be governed by and construed in accordance with the law of England and Wales.

APPENDIX

PERFORMANCE CONDITIONS AND INDIVIDUAL LIMITS FOR THE FIRST THREE YEAR CYCLE

1.	Introduction

1.1	For the first Three Year Cycle (namely, the Financial Years ending 31 March 2006, 2007 and 2008), the Performance Conditions will be based on the following measures:

1.1.1	Safety and Environment;

1.1.2	EBITDA (Pre-Capex);

1.1.3	Nuclear Output;

1.1.4	Non-Outage Backlog;

1.1.5	Trading Measure;

1.1.6	Free Cash Flow; and

1.1.7	Equity Market Capitalisation.

1.2	The targets applicable to the Performance Conditions are as follows, and should be read in conjunction with the notes and definitions set out below:

	Financial Year ending 31 March 2006	Adjusted Group Targets[2]	Group Targets[2]
	EBITDA (Pre-Capex)	£800 million	£1,000 million
	Nuclear Output[4]	64.5 TWh	69.5 TWh
AFR
Safety & Environment[3]	EI
UATR
Non Outage Backlog[3]
Trading Measure[3,5]
Free Cash Flow[3]
Equity Market Capitalisation[6,7]
	Financial Year ending 31 March 2007	Adjusted Group Targets[2]	Group Targets[2]
	EBITDA (Pre-Capex)	£925 million	£1,250 million
	Nuclear Output[4]	65.5 TWh	72 TWh
AFR
Safety & Environment[3]	EI
UATR
Non Outage Backlog[3]
Trading Measure[3,5]
Free Cash Flow[3]
Equity Market Capitalisation[6]

	Financial Year ending 31 March 2008	Adjusted Group Targets[2]	Group Targets[2]
	EBITDA (Pre-Capex)	£1,200 million	£1,600 million
	Nuclear Output	69.5 TWh	74.0 TWh
AFR
Safety & Environment	EI
UATR
Non Outage Backlog
Trading Measure
Free Cash Flow
Equity Market Capitalisation

1.3	For employees who are not members of the Executive Team, additional targets may be set.

Notes to the targets set out above:

(1)	All performance targets will be audited independently of the Company and the Remuneration Committee shall retain discretion to adjust Awards to reflect any independent audit report. If any recording standards change, the Remuneration Committee shall have the discretion to reassess performance measures to take account of any such changes. For the Safety & Environment basket of measures this shall also include internal periodic audit to ensure that all parts of the business are monitoring and recording the correct metrics. In recognition of the volatility in UK electricity market prices, and the potential impact on realised prices and hence EBITDA, each year the Remuneration Committee will review market prices during the prior year and forecast prices for future years. If there has been a significant (more than 5%) variation in the assumed prices in the targets, the Remuneration Committee shall adjust EBITDA targets (either upwards or downwards) by an amount based on expected output, the market price change and the portion of the output that would be expected to be exposed to the changes in price. At the same time, the Remuneration Committee will review achieved output and will assess whether future output targets remain appropriate in the light of what is known about plant condition and performance at that time.
(2)	For performance between Adjusted Group Target and Group Targets, Awards shall be increased on the basis of straight-line interpolation.
(3)	For these measures, targets will be set on an annual basis. For this reason, projected targets for the Financial Years ending 31 March 2006, 31 March 2007 and 31 March 2008 are left blank.
(4)	Assumes no nuclear assets will be bought or sold over the duration of the Plan. The Remuneration Committee shall reset the target if these assumptions change.

(5)	The trading measure for the Financial Years ending 31 March 2006, 31 March 2007 and 31 March 2008 will be defined to reflect “trading value” which will be a value at risk measure.
(6)	Targets for Equity Market Capitalisation will be set for the Financial Years ending 31 March 2006, 31 March 2007 and 31 March 2008 at the beginning of 2005.

2.	Weighting of Group Targets

2.1	The Executive Team performance targets will be entirely based on Group Targets, and the proposed weighting for the Executive Team is as follows:

Year	Safety[1]	EBITDA	Nuclear Output	Non- Outage Backlog	Trading Margin	Free Cash Flow	Equity Market Capitalisation
2006	17.5%	30%	20%	10%	5%	7.5%	10%
2007	17.5%	30%	20%	10%	5%	7.5%	10%
2008	17.5%	30%	20%	10%	5%	7.5%	10%

Note

(1)	A “Safety Over-Ride” will apply. In the event of an INES event at level 2 or above, there will be a presumption that the entire Award will be scaled back appropriately, and the Remuneration Committee shall consider by how much to scale back any potential Award.

3.	Total Potential Maximum Award for the Executive Team

3.1	The proposed total maximum Awards for Participants based on the first Three Year Cycle (the Financial Years ending 31 March 2006, 2007 and 2008) are as follows:

Tier	Adjusted Award over 3 years (1)	Maximum Award over 3 years (1)
Executive Team	6 X Basic Annual Salary (2)	14 X Basic Annual Salary (2)

Notes

(1)	These awards are the aggregate figure for the three Financial Years ending 31 March 2006, 2007 and 2008. The Maximum Award assumes all of the Group Targets are achieved at the maximum Group Target level for each category in each of the three years covered for the Plan, and assumes that the awards all fully vest. The Maximum Award level for subsequent Three Year Cycles shall be determined by the Remuneration Committee prior to the start of each Three Year Cycle. Awards for the first Three Year Cycle will be made on the basis of 20% of the total potential maximum award for that three year period being made in respect of the Financial Year ending 31 March 2006, 40% in respect of the Financial Year ending 31 March 2007 and 40% in respect of the Financial Year ending 31 March 2008.

(2)	Basic Annual Salary will be set as of the date of publication of the prospectus relating to the initial admission to listing of shares in the Company (expected to be 29 November 2004). Further increases of basic annual salary after the date of that prospectus will not increase the Maximum Award over the first Three Year Cycle. For the Financial Year ending 31 March 2006 and 31 March 2007 only, a 3 X Basic Annual Salary multiplier will apply to the Nuclear Output measure for the Adjusted Group Target. The Chief Nuclear Officer, Roy Anderson, was hired from the US and as a result his total compensation is potentially higher to reflect prevailing market rates in the US. His potential earnings over the same period are 1.67 times higher than the 14 X figure set out above for the remaining Executive Team members.

4.	Definitions

4.1	For these purposes of this Appendix the following definitions will apply:

Accident Frequency Rate (“AFR”)	The number of lost time accidents (staff and non-staff) over the financial year in question per 200,000 hours worked. This is a standard WANO measure.

Capital Expenditure (Capex)	Capital Expenditure is currently expensed by the British Energy Group in its profit and loss account due to the impairment of its asset base carried out during the financial year ended 31 March 2003. EBITDA (Pre-Capex), as defined below, excludes the costs of investment expenditure that, had British Energy Group not have impaired its asset base, would ordinarily have been capitalized under UK GAAP. The Remuneration Committee reserves the right to adjust the target EBITDA (Pre-Capex) should the amount of capital that is added back to arrive at the EBITDA (Pre-Capex), differ significantly from that assumed when setting the target.

Commencement Date	1 April 2005.

EBITDA (Pre-Capex)	For each financial year ending on 31 March, 100% of group operating profit of British Energy Group before interest, tax, depreciation, and amortisation and before capital expenditure is expensed to the profit and loss account or one time charges or exceptional items based on UK GAAP. EBITDA (Pre-Capex) excludes any charges to the profit and loss account relating to the NLF Cash Sweep Payment or decommissioning fund contributions. It includes any relevant charge to profit and loss arising as a result of SSAP 24 or FRS 17 and excludes any charge to the profit and loss account relating to employee share schemes.

Environmental Incidents (“EI”)	The number of off-site reportable environmental incidents over the financial year in question as reported in the British Energy safety and regulation department board papers in the past. Each event is either a release of radioactivity or a breach of an authorised discharge limit or discharge consent.

Equity Market Capitalisation	The equity market capitalisation of British Energy Group before the impact of NLF converting the NLF Cash Sweep Payment into shares averaged over the final 90 business days of the relevant Financial Year.

Free Cash Flow (or Operating Cash Flow)	Net cash flow for operating activities of the British Energy Group prior to the NLF Cash Sweep Payment and after working capital movement and capital expenditure and before interest, tax, debt repayments and one-time charges of the British Energy Group. The Remuneration Committee will take account of any exceptional movements in cash flow in the last quarter of the relevant Financial Year.

Non-Outage Backlog	Total of outstanding plant defects which are work requests that have been partially actioned by maintenance, or also still awaiting action after screening by the station Work Review Groups based on a priority weighting set by the Nuclear Performance Review Committee of the Board.

Nuclear Output	Output from the Group Nuclear Stations over the financial year in Terrawatt hours.

Safety Environment	Combination of the Accident Frequency Rate, Environmental Incidents and Unplanned Automatic Trip Rate.

Trading Measure	This will be a trading measure, details of which will be determined by the Remuneration Committee before the Commencement Date.

Unplanned Automatic Trip Rate (“UATR”)	The number of unplanned automatic trips over the relevant Financial Year per 7,000 hours critical. This is a standard WANO measure.

WANO	World Association of Nuclear Operators